UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
31 January 2017
Commission File No. 001-32846
____________________________
 CRH public limited company
(Translation of registrant's name into English)
____________________________
Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X Form 40-F___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc ("the Company")
Voting Rights and Capital

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In conformity with Regulation 20 of the Transparency (Directive
2004/109/EC) Regulations 2007 (as amended), CRH plc announces that:

The total number of Ordinary Shares of EUR 0.32 each in issue as at the date of this notice is  832,801,754. As at 31st January 2017, the Company holds 83,423 Treasury Shares.

The total number of voting rights is, therefore, 832,718,331.
The above figure, 832,718,331, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CRH plc under the Transparency (Directive 2004/109/EC)
Regulations 2007 (as amended) and the Transparency Rules.

31st January 2017

Contact
Diarmuid Enright
Assistant Company Secretary
Tel: +353 1 6344346

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 31 January 2017

 By:___/s/Neil Colgan___
N.Colgan
Company Secretary